October 21, 1999



Mr. Illya Bond, CFO
POWERSOURCE CORPORATION
3660 Wilshire Blvd., suite 1104
Los Angeles, CA 90010


         Re: Predecessor accountant communication


Dear Illya:

     Per our conversation this letter is to confirm that our communication with John Lindell of LUND KOEHLER COX AND ARKEMA, LLP was verbal and the subjects discussed were the integrity of the management of POWERSOURCE CORPORATION and if he had any unusual concern about this client.

There were no negative issues brought up Mr. Lindell and that was the end of our communication. I also asked him for copies of his audit worksheet which were sent promptly.

If I can be of any further assistance please do not hesitate to call me.



Best Regards,

BANDARI & ASSOCIATES
An Accountancy Corporation



By: /s/ Bob Bandari, CPA
------------------------
Bob Bandari, CPA

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